Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-176759

PROSPECTUS SUPPLEMENT

(To Prospectus dated August 10, 2012)

(Proposed holding company for Polonia Bank)

Up to 1,760,938 Shares

(subject to increase to 2,025,078 shares)

This supplements the prospectus of Polonia Bancorp, Inc. dated August 10, 2012. This prospectus supplement should be read together with the prospectus.

We are increasing the number of shares that you may purchase in the offering.

To complete the offering of our common stock, we must sell at least 1,301,563 shares of common stock, which is the minimum of our offering range. To facilitate the sale of additional shares, we have increased the amount of stock that you may purchase as follows:

•	You may now purchase up to 5.0% of the shares sold in the offering (65,078 shares ($520,624) and 76,562 shares ($612,496) at the minimum and midpoint of the offering range, respectively).

•

You, together with any associates or persons who may be acting in concert with you (as defined in the prospectus), may purchase up to 5.0% of the shares sold in the offering (65,078 shares ($520,624) and 76,562 shares ($612,496) at the minimum and midpoint of the offering range, respectively).

These purchase limitations apply to purchases made in the subscription and community offering. If you have purchased shares of common stock in the subscription and community offering, your total orders must comply with the purchase limitations set forth above. The ownership limitations for current Polonia Bancorp stockholders disclosed in the prospectus remain unchanged. We may, following the receipt of any required regulatory approval and without further notice, further increase the purchase limitations to 9.99% of the total number of shares to be sold in the offering, provided orders for stock exceeding 5% of the total offering shall not exceed 10% of the offering.

We intend to provide those persons who, either alone or together with associates and persons acting in concert, submitted orders in the subscription and community offering for the previous maximum of 37,500 shares, an opportunity to increase their order. Completed stock order forms, together with full payment for the additional shares ordered, must be received by us (not postmarked) by Tuesday, September 25, 2012.

Completion of the conversion and offering is subject to certain conditions.

Completion of the offering remains subject to (1) approval of our plan of conversion and reorganization by Polonia Bancorp’s stockholders and Polonia Bank’s depositors and certain borrowers, (2) receipt of final regulatory approvals and (3) the sale of at least 1,301,563 shares of common stock, which is the minimum of our offering range. To the extent that shares remain available for sale after existing subscribers have had the opportunity to increase their orders, Polonia Bancorp intends to extend the community offering and solicit additional purchasers. The community offering, if extended, may be terminated at any time in our sole discretion, and we retain the right to accept or reject, in whole or in part, any order received in the community offering. We expect to close the offering no higher than the midpoint of the offering range.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Sandler O’Neill + Partners, L.P.

For assistance, contact the Stock Information Center, toll-free, at (888) 938-3480.

The date of this prospectus supplement is September 17, 2012